



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timbrel Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 Century Parkway, Suite 500
(No. and Street)

Atlanta	GA	30345
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaRee L Holloway 678-954-4036
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

5410 Trinity Rd, Suite 320	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, LaRee L Holloway, ~~swear (or~~ affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timbrel Capital, LLC, as of December 31, 2020, are true and correct. I further ~~swear (or~~ affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY L LANIER COMMISSION EXPIRES NOTARY PUBLIC JANUARY 24, 2025 DEKALB COUNTY, GEORGIA

Signature

Vice President & Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~.Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMBREL CAPITAL, LLC
Financial Statements
and Supplemental Information

December 31, 2020

TIMBREL CAPITAL, LLC

Contents
December 31, 2020

Report of Independent Registered Public Accounting Firm

Board of Directors
Timbrel Capital, LLC
Atlanta, Georgia

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Timbrel Capital, LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplemental information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, PLLC

We have served as the Company's auditor since 2019.

Raleigh, North Carolina
March 8, 2021

TIMBREL CAPITAL, LLC

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	441,448
Commissions and trade receivables		78,400
Other receivables, net of allowance for doubtful accounts		40,197
Prepaid expenses		60,481
Right of use asset		15,418
Property and equipment, at cost less accumulated depreciation of $19,137		22,014
Total assets	$	657,958
Liabilities and Member's Equity		
Liabilities:		
Commissions payable	$	51,687
Due to parent		229,556
Due to affiliates		119,468
Accounts payable and accrued expenses		52,937
Lease liability		16,454
Total liabilities		470,102
Member's equity:		
Member's equity		187,856
Total liabilities and member's equity	$	657,958

The accompanying notes are an integral part of these financial statements

TIMBREL CAPITAL, LLC

Statement of Income
For the Year Ended December 31, 2020

Revenue:		
Commissions	$	491,515
Other income		368,000
		859,515
Expenses:		
Commissions		193,627
General and administrative		635,904
		829,531
Net income before income tax provision		29,984
Income tax provision		10,000
Net income	$	19,984

The accompanying notes are an integral part of these financial statements

TIMBREL CAPITAL, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance at January 1, 2020	$	104,089
Member contributions		63,783
Net income		19,984
Balance at December 31, 2020	$	187,856

The accompanying notes are an integral part of these financial statements

TIMBREL CAPITAL, LLC

Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	19,984
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation		11,278
Allowance for doubtful accounts		24,856
Amortization of right of use asset		202
Changes in assets and liabilities:		
Commissions and other receivables		(143,408)
Due to/from affiliates		144,420
Prepaid expenses		(28,718)
Commissions payable		51,688
Accounts payable and accrued expenses		45,626
Net cash provided by operating activities		125,929
Cash flows from investing activity:		
Purchases of property and equipment		(6,921)
Net cash used in investing activity		(6,921)
Cash flows from financing activities:		
Member contributions received		63,783
Change in due to parent		229,556
Net cash provided by financing activities		293,339
Net change in cash		412,347
Cash at beginning of period		29,101
Cash at end of period	$	441,448

The accompanying notes are an integral part of these financial statements

TIMBREL CAPITAL, LLC

Notes to Financial Statements
December 31, 2020

Note 1: **Nature of Operations and Summary of Significant Accounting Policies**

Company Description and Nature of Business

Timbrel Capital, LLC (the "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), effective March 19, 2019. The Company was formed in 2018 as a wholly owned subsidiary of Timbrel Holdings, LLC ("Parent"), which is a wholly owned subsidiary of SFA Holdings, Inc. ("SFAH").   SFAH is included as an affiliate on the balance sheet.

The Company operates as a Managing Broker Dealer acting as a conduit between investment product sponsors who offer investment products and retail broker dealers and their registered representatives who present these investment securities to their clients for purchase. In addition, the Company provides consulting services to investment product sponsors and others. The Company operates out of its principal office in Atlanta, GA.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenue in 2020 consists entirely of commissions earned on sales of securities. The commissions received by the Company are based on the number of products that the Company is distributing and the pre-determined commission fee schedule included in the contract between the Company and the customer. Commission revenue is recognized based on the date of commission (trade), which is deemed to be when the performance obligation has been met.

Other income is comprised of consulting fees. Consulting fees are earned by the company as it provides various investment product related financial analysis, strategic planning, product consulting, due diligence consulting and operational support services to customers. The Company collects consulting fees on a monthly basis, and the Company's services begin only after the fee is paid. Amounts collected, not yet earned are shown as deferred income and revenue is recognized over the period of service as the performance obligation is met.

Cash

Cash includes non-interest bearing deposits in banks. At times, cash balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and periodically investing in cash equivalents with stable financial institutions.

Property and Equipment

Equipment is recorded at cost, and maintenance and repairs are expensed. Depreciation is provided using the straight-line method over the estimated useful lives of the individual assets as follows: office and computer equipment, three years; computer software, three years.

Income Taxes

The Company is a limited liability company for federal and certain state income tax purposes, and is included in the consolidated return of SFAH. Federal and certain state income taxes are calculated as if the companies filed on a separate return basis and the amount of current tax or benefit is transferred to or received from SFAH. Accordingly, at SFAH, deferred income taxes are provided for temporary differences between the financial reporting bases and the tax bases of the Company's assets and liabilities where the Company's income is consolidated with that of SFAH.

Right of Use Asset and Lease Liability

In February 2016, the Financial Accounting Standards Board ("FASB") amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The Company adopted this guidance on January 1, 2019 using the modified retrospective method and practical expedients for transition. Right of use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Rent expense for lease payments is recognized on a straight-line basis over the lease term.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were available to be issued.

Note 2: Concentration

During 2020, the Company earned substantially all of its revenue from one client.

Note 3: Related Party Transactions

The Company has an Administrative Services and Expense Sharing Agreement (the "Agreement") with the Parent and SFAH. Under the Agreement, the Company pays to SFAH any salaries and benefits for SFAH personnel acting on behalf of the Company, as well as other costs incurred by SFAH and allocated to the Company. In addition, the Company pays rent expense to SFAH under a Sublease dated July 17, 2018, as restated January 1, 2019 ("the Sublease"). Total amounts due from the Company to SFAH as of December 31, 2020 were $116,626, and expenses incurred on behalf of the Company by SFAH during 2020 totaled $326,099. The Parent paid $63,784 to SFAH in 2020 on behalf of the Company for salaries and benefits for SFAH personnel acting on behalf of the Company. These costs were recorded on the books of the Company as a capital contribution from the Parent.

The Sublease, as restated, had an initial term through December 31, 2019 and automatically renews at the end of each term for an additional year unless notice of termination is given by the Company. Straight line rent expense on the Sublease was $2,379 for 2020.

The Company pays the Parent for insurance policies written to an affiliated company in which the Company is named as an insured.   For 2020, $44,076 was prepaid to the Parent.

Note 4: Property and Equipment

A summary of property and equipment at December 31, 2020 follows:

Office and computer equipment	$ 8,526
Computer software	32,625
	41,151
Less accumulated depreciation	19,137
	$22,014

Depreciation expense associated with property and equipment was $11,278 in 2020.

Note 5: Income Taxes

Provision for federal and state income taxes consists of the following:

Current	
Federal	$ 7,700
State	2,300
Total	$10,000

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income taxes. The primary differences result from the impact of state taxes and permanent adjustments relating to meals and entertainment.

The Company accounts for income taxes under the provisions of FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. ASC 740 defines a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise's financial statements. This requires the Company to review all tax positions and apply a more-likely-than-not recognition threshold. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Subsequent recognition, de-recognition, and measurement is based on management's best judgment given the facts, circumstances and information available at the reporting date.

As of December 31, 2020, the Company had no unrecognized tax benefits. The Company will recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense when and if incurred. The Company had no interest or penalties related to unrecognized tax benefits accrued as of December 31, 2020. The Company does not anticipate that the amount of the unrecognized benefit will significantly increase or decrease within the next 12 months.

Note 6: Commitments and Contingencies

Effective January 1, 2019, the Company adopted ASU 2016-02, "Leases (Topic 842)". As of December 31, 2020, the Company had one Sublease with SFAH for office space under an operating lease agreement. The initial term of the Sublease ended on December 31, 2019, with automatic annual renewals unless terminated. The SFAH master lease has a maturity date of April 30, 2028. The Company has recorded a right-to-use asset and the corresponding lease liability based on the maturity of the SFAH master lease.

The discount rate used in determining the lease liability for the Sublease was SFAH's long-term borrowing rate at January 1, 2019, 5.25%.

Total operating lease costs were $2,583 for the year ended December 31, 2020. The right-of-use asset, as presented on the statement of financial condition, and the lease liability, were $15,418 and $16,454 as of December 31, 2020, respectively. The right-of-use asset and lease liability were recognized at lease commencement by calculating the present value of lease payments over the lease term of the SFAH master lease.
Maturities of the lease liability as of December 31, 2020 were as follows:

2021	$ 2,516
2022	2,579
2023	2,643
2024	2,709
2025	2,777
2026	2,846
2027	2,918
2028	989
Total undiscounted lease payments	19,977
Discount effect of cash flows	3,523
Total lease liability	$16,454

The lease contains provisions for increases in rent resulting from an escalation in building operating expenses above the base year.

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

Note 7: 2019 Novel Coronavirus

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

Note 8: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2020, the Company had net capital of $65,164, which was $34,852 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 698% as of December 31, 2020.

Note 9: Subsequent Event

In January 2021, the Company's primary customer notified the Company of its intention to terminate their contract in April of 2021. This customer represented substantially all of the Company's revenue during the year ended December 31, 2020. Management has determined that the Company has the ability to significantly

control future expenses until such time that the Company has secured new customer contracts. Furthermore, SFAH has committed to provide the Company with any necessary financial support needed to ensure that the Company can continue to meet all of its net capital requirements and satisfy all of its future commitments and obligations for the foreseeable future. As such, management has concluded that there is no significant doubt regarding the Company's ability to continue as a going concern for the foreseeable future at this time.

TIMBREL CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020

Total member's equity	$	187,856
Deduct amounts not allowable for net capital:		
Commissions and other receivables		40,197
Property and equipment		22,014
Prepaid expenses		60,481
Total member's equity qualified for net capital		65,164
Net capital	$	65,164
Minimum net capital	$	5,000
Minimum net capital based on aggregate indebtedness	$	30,312
Excess net capital	$	34,852
Aggregate indebtedness	$	454,684
Percentage of aggregate indebtedness to net capital		698%

NOTE: There were no material differences between the calculation of net capital per Part IIA of the FOCUS Report as of December 31, 2020, and the calculation of net capital per the audited financial statements as of December 31, 2020 of Timbrel Capital, LLC.



Report of Independent Registered Public Accounting Firm

Board of Directors
Timbrel Capital, LLC
Atlanta, Georgia

We have reviewed management's statements, included in the accompanying "Exemption from Rule 15c3-3 of the Securities Exchange Commission" in which (a) Timbrel Capital, LLC (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(i) (the exemption provisions) and (b) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Raleigh, North Carolina
March 8, 2021

TIMBREL CAPITAL, LLC

Exemption from Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

Timbrel Capital, LLC (the "Company") claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) for the period January 1, 2020 through December 31, 2020 because the Company does not hold customer funds or safe keep securities. Paragraph (k)(2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (1) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or own money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers". The Company met the exemption provisions under Rule 15c3-3, paragraph (k)(2)(i) for the period January 1, 2020 through December 31, 2020 without exception.

Timbrel Capital, LLC

I, LaRee L. Holloway, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



LaRee L. Holloway
Vice President & Chief Financial Officer
March 8, 2021



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Timbrel Capital, LLC
Atlanta, Georgia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Timbrel Capital, LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Elliott Davis, PLLC

Raleigh, North Carolina
March 8, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

70718 FINRA DEC
TIMBREL CAPITAL LLC
2200 CENTURY PKWAY NE STE 500
ATLANTA,GA 30345-3155

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LaRee Holloway (678)954-4000

2. A. General Assessment (item 2e from page 2) $1,210

B. Less payment made with SIPC-6 filed (**exclude interest**) (299)

7/30/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 911

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $911

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $911

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TIMBREL CAPITAL LLC
(Name of Corporation, Partnership or other organization)

LaRee L Holloway
Digitally signed by LaRee L Holloway
DN: cn=LaRee L Holloway, o=SFA, ou=Finance, email=laree.holloway@thesfa.net, c=US
Date: 2021.02.25 16:20:29 -05'00'
(Authorized Signature)

Dated the 25 day of February, 20 21.

SECRETARY/TREASURER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2020
and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$859,515

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

52,954

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$0

Enter the greater of line (i) or (ii)

0

Total deductions

52,954

2d. SIPC Net Operating Revenues

$806,561

2e. General Assessment @ .0015

$1,210

(to page 1, line 2.A.)

2